Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.D

Changes in Policies with Respect to Security Investment

During the six months ended December 31, 2000, the Board of Directors of Dreyfus Founders Funds, Inc. approved a change in the investment policy of Dreyfus Founders Passport Fund. The Passport Fund's prospectus previously described the Fund's investment policy as follows:

      Passport Fund, an international fund, seeks aggressive growth through investments in equity securities of small companies outside the United States with market capitalizations or annual revenues of $1 billion or less. Passport Fund mainly invests in securities issued by foreign companies based in both developed and emerging economies overseas. At least 65% of the Fund's total assets normally will be invested in foreign securities from a minimum of three countries. The Fund may invest in larger foreign companies or in U.S.-based companies if, in our opinion, they represent better prospects for capital appreciation.

The Board approved a revision of the first sentence in the above paragraph to read as follows:

      Passport Fund, an international fund, seeks aggressive growth through investments in equity securities of foreign small-cap companies.

In addition, the Board approved the addition to the Passport Fund's prospectus of a definition of "foreign small-cap companies" that reads as follows:

      Foreign small-cap companies: generally, those foreign companies with market capitalizations of less than $1.5 billion. This range may fluctuate depending on changes in the value of the stock market as a whole.

These changes became effective on October 4, 2000.